The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

02 APR -5 AM 8:18

April 4, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02028282

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Amendment of Forecast for Financial Results of FY 2001

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

4/8

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

April 4, 2002
The Sumitomo Trust & Banking Co., Ltd.

Amendment of Forecast for Financial Results of FY2001

The Sumitomo Trust & Banking Co., Ltd. hereby announces that its forecast for financial results (consolidated and non-consolidated) of the fiscal year ending March 31, 2002 ("FY2001") is amended as shown below:

1. Amendment of Forecast for Financial Results of FY2001 (For the period from Apr 1, 2001 to Mar 31, 2002)

(in billions of Yen)

	Consolidated		Non-consolidated	
	Net Operating Profit	Net Income	Net Operating Profit	Net Income
Previous Forecast (as of November 2001) (A)	45.0	22.0	35.0	21.0
Amended Forecast (B)	-57.0	-42.0	-65.0	-40.0
Change (B) – (A)	-102.0	-64.0	-100.0	-61.0
Change (%)	-226.7%	-290.9%	-285.7%	-290.5%

2. Reason for Amendment

The amendment is mainly due to a large increase in write-down of devaluated stocks that we hold.

3. Others

Referential data pertaining to the financial results for FY2001 are shown on the following pages, together with outlines of measures for reinforcing the financial status as well as reducing costs. More detailed information will be available in May 2002 at the announcement of Fiscal Results for FY2001.

For inquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

(Appendix 1 – Referential Data)

1. Summary of Amended Forecast (non-consolidated)

(in billions of Yen)

	1HFY2001	Previous Forecast (as of Nov. 2001) (A)	Amended Forecast (B)	Change (B) – (A)
Adjusted Net Business Profit (*)	69.3	140.0	150.0	10.0
(Net Business Profit)	(64.3)	(120.0)	(115.0)	(-5.0)
Credit Costs	33.6	80.0	110.0	30.0
Net Capital Gains/Losses from stocks	-24.7	-25.0	-105.0	-80.0
(Write-down of stocks)	(-34.2)	(-35.0)	(-105.0)	(-70.0)
Net Operating Income	11.7	35.0	-65.0	-100.0
Net Income	6.1	21.0	-40.0	-61.0

(*) Adjusted Net Business Profit : Net Business Profit + Trust A/C Credit Costs + Net Transfer to General Reserve

2. Net Unrealized Losses of "Other Securities"(*) at the end of March 2002 (non-consolidated)

(in billions of yen)

	Unrealized Gains and Losses (after write-down)			
	September 2001	March 2002 (Forecast)	Unrealized Gains	Unrealized Losses
Other Securities	-74.0	-90.0	N.A.	N.A.
(for stocks only)	(-125.7)	(-50.0)	(75.0)	(-125.0)

(*) "Other Securities" include securities other than those held for trading purposes, bonds to be held to maturity, and stocks of subsidiaries and affiliates.

(1) Total write-down of other securities amounted approximately to 110 billion yen (105 billion yen for stocks only).

(2) Among "Other Securities," fair market values of the stocks whose market values are obtainable in the markets are determined on the basis of the 1-month-average of their daily closing prices during March 2002 (the closing month of FY2001), and such market values are also used in determining write-down of each stock. The standard for write-down that we have adopted is as follows:

   (i) Stocks with fair market values at 50% or less of their carrying costs are all subject to write-down.

   (ii) Stocks with fair market values at 70% of less of their carrying costs are subject to write-down, if judged as having little possibility of price recovery.

(3) The amount of "Net Unrealized Losses on Other Securities (Net of Tax)," an item included in Stockholders' Equity, is expected to amount approximately to 55 billion yen.

***Forecast of Stockholders' Equity (non-consolidated) at the end of March 2002**

(in billions of yen)

	March 2001	September 2001	March 2002 (Forecast)
Total Stockholders' Equity	760.8	712.2	655.6
Capital Stock	283.9	284.0	284.0
Capital Surplus	237.4	237.4	237.4
Legal Reserve	41.8	42.9	42.9
Revaluation Reserve for Land (Net of Tax)	23.6	23.6	3.5
Retained Earnings	174.0	173.6	147.0
Net Unrealized Losses on "Other Securities" (Net of Tax)	-	-45.2	-55.0
Treasury Stock	-	-4.2	-4.2

3. BIS Capital Adequacy Ratio (consolidated; at the end of March 2002)

BIS capital adequacy ratio and Tier 1 ratio (consolidated) are expected to settle at approximately 11% and 6%, respectively.

4. Assets Classified under the Financial Reconstruction Law (non-consolidated; at the end of March 2002)

(in billions of yen)

	September 2001 (A)	March 2002 (B)	(B) – (A)
Bankrupt and Practically Bankrupt	93.9	40.0	-53.9
Doubtful	361.8	430.0	68.2
Substandard	148.3	200.0	51.7
Total	604.0	670.0	66.0

(Note) Figures are those in Banking A/C and Trust A/C combined, after the partial direct write-off.

***Loans to "Special Mention" Borrowers ("Substandard" Loans excluded)**

(in billions of yen)

	September 2001 (A)	March 2002 (B)	(B) – (A)
Amount Outstanding	1,134.7	1,280.0	145.3

(Note) Figures above are those in Banking A/C and Trust A/C combined.

(Appendix 2 – Measures for Reinforcing Financial Status/Reducing Costs)

1. Sale and lease-back of Tokyo head office building

Sumitomo Trust has sold by securitization its Tokyo Marunouchi Building (Tokyo head office building) and leased it back for the purpose of streamlining its balance sheet by reducing real estate assets.

(1) Summary of the property

Location	4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Floor area (Land area)	28,312.61 sq. meters (2,490.08 sq. meters)
Sale value (Book value)	38.0 billion yen (33.4 billion yen)

(2) Scheme of the sale

Sumitomo Trust entrusted its Tokyo Marunouchi Building for the real estate management trust, and sold its beneficiary's right to a third party SPC which is financed by investors' equity and loans.

(3) Impact on financial results for FY2001

With the execution of this transaction, 4.6 billion yen of gain on the property sale was posted on Extraordinary Profit, and approximately 17 billion yen of Revaluation Reserve for Land (Net of Tax) in Stockholders' Equity was transferred to Retained Earnings due to the realization of unrealized gains.

2. Unwinding of Cross-shareholding

During 2HFY2001, Sumitomo Trust proceeded unwinding of cross-shareholding by way of methods including composition of ETF and sales to Banks' Shareholdings Purchase Corporation, and achieved the planned 100 billion yen (at book value) unwinding, which totaled approximately 175 billion yen during the entire FY2001. Sumitomo Trust intends to unwind 400 billion yen (at book value) of stocks during a 2-year period from October 2001 to September 2003, thereby achieving the shareholding restriction imposed by a regulation regarding banks' shareholding (i.e., requiring banks to reduce the amount of shareholding to the Tier 1 amount by the end of September 2004), one year ahead of the requirement.

3. Cost Reduction

Sumitomo Trust aims to achieve an over-head ratio (G&A expenses/gross profit) at 40% in FY2004 with a more 10 billion yen (or 8%) reduction of G&A expenses than is projected in the Plan for Restoring Sound Management through various cost-reducing measures. Such measures include a more efficient use of office areas, and reduction of out-sourcing/purchase costs, non-personnel expenses (e.g., streamlining of IT infrastructure), as well as personnel expenses through reforms in the human resource management policy, such as remuneration, positioning, and welfares.

(Notice)

Regarding figures contained in this news release

Figures contained in this news release are not finalized ones. Finalized figures are to be announced on May 24, 2002, and may be subject to minor changes from those disclosed in this release.